CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Global Medium-Term Notes, Series A	$28,385,500(2)	$3,298.40

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.
(2)	This filing relates solely to the issuance of an additional $28,385,500 principal amount of Notes (CUSIP: 06740D673), to be issued on January 20, 2015 and to be immediately fungible with the $37,000,241.20 principal amount of such Notes originally issued on October 29, 2014. The new aggregate principal amount of the Notes is $65,385,741.20.

Pricing Supplement dated October 22, 2014, amended as of January 12, 2015 (To the Prospectus dated July 19, 2013 and the Prospectus Supplement dated July 19, 2013)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-190038

$65,385,741.20 Notes due October 28, 2015 Linked to the Common Stock of Twitter, Inc. Global Medium-Term Notes, Series A

Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Initial Valuation Date:	October 22, 2014

Issue Date:	October 29, 2014(2)

Final Valuation Date:*	October 21, 2015

Maturity Date:*	October 28, 2015

Reference Asset:	Common Stock of Twitter, Inc. (Bloomberg ticker symbol “TWTR UN <Equity>”).

Denominations:	Minimum denomination of $51.61 and integral multiples of $51.61 in excess thereof

Number of Notes:	1,266,920(2)

Interest Rate:	8.00% per annum

Interest Payment Dates**:	Monthly, on the 29th day of each month during the term of the Notes, beginning on November 29, 2014 (or, if such day does not exist in any month, the first calendar day of the following month), subject to the Business Day and Day Count convention noted below, provided that the final Interest Payment Date will be the Maturity Date.

Payment at Maturity:

If you hold your Notes to maturity, you will receive (subject to our credit risk) on the Maturity Date, in addition to the final interest payment on the Notes and subject to the “Physical Settlement at the Option of the Issuer” provisions described below, a payment per $51.61 principal amount Note determined as follows:

•     If the Settlement Value is less than the Lower Strike Price, an amount calculated as follows:

Lower Strike Price × Downside Participation Rate

•     If the Settlement Value is greater than or equal to the Lower Strike Price but less than the Middle Strike Price, an amount calculated as follows:

Settlement Value × Downside Participation Rate

•     If the Settlement Value is equal to or greater than the Middle Strike Price but less than the Upper Strike Price, an amount equal to $51.61 per $51.61 principal amount Note (which is 100% of the principal amount of the Notes).

•     If the Settlement Value is equal to or greater than the Upper Strike Price, an amount calculated as follows:

$51.61 + [(Settlement Value – Upper Strike Price) × Upside Participation Rate]

You will not receive any positive return on your Notes (other than the interest payments on the Notes) unless the Settlement Value is at least 123.75% of the Initial Value. You will lose a portion of the principal amount of your Notes if the Settlement Value is less than the Middle Strike Price. In addition, you will receive no more than $37.18624 per $51.61 principal amount Note (which is approximately 72.05% of the principal amount of the Notes) at maturity if the Settlement Value is less than or equal to the Lower Strike Price. Any payment on the Notes, including any payment due at maturity, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this pricing supplement.

Initial Value:	$51.61

Lower Strike Price:	$42.57825, which is 82.50% of the Initial Value

Middle Strike Price:	$59.09345, which is 114.50% of the Initial Value

Upper Strike Price:	$63.86738, which is 123.75% of the Initial Value

Settlement Value:	The Adjusted Share Price of the Reference Asset on the Final Valuation Date times the Multiplier then in effect on the Final Valuation Date.

Multiplier:***	1.0.

[Terms of the Notes Continue on Next Page]

	Initial Issue Price(1) (2)	Initial Price to Public(2)	Agent’s Commission	Proceeds to Barclays Bank PLC(2)
Per Note	$51.61	100%	0.00%	100.00%
Total	$62,025,241.20	$62,025,241.20	$0.00	$62,025,241.20

(1)	Our estimated value of the Notes on the Initial Valuation Date, based on our internal pricing models, was $51.11 per Note. The estimated value was less than the initial issue price of the Notes. See “Additional Information Regarding Our Estimated Value of the Notes” on page PS-4 of this pricing supplement.
(2)	716,920 Notes, representing $37,000,241.20 principal amount of the Notes, were originally issued on the Issue Date at a price to public of 100% of the principal amount of such Notes. An additional 550,000 Notes, representing $28,385,500 principal amount of the Notes, were priced for sale on January 12, 2015 and will be issued on January 20, 2015 at a price to public of $45.50 per Note, or $25,025,000.00 in the aggregate, representing a purchase price equal to 88.16% of the principal amount of such Notes. Such Notes further issued will have the same CUSIP and ISIN and will be fungible with the Notes originally issued.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-4 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-10 of this pricing supplement.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Terms of the Notes, Continued

Share Price:***	With respect to a Scheduled Trading Day, the volume-weighted average price (“VWAP”) of the Reference Asset on such Scheduled Trading Day, as calculated by Bloomberg L.P. and displayed on Bloomberg Professional® service page “TWTR UN <EQUITY> AQR”, or any successor page on Bloomberg Professional® service or any successor service, in respect of the period from 9:30 a.m. to 4:00 p.m. New York City time on such Scheduled Trading Day; provided that if on the Final Valuation Date, Bloomberg L.P. does not calculate and report the VWAP on such day, the Calculation Agent shall calculate the VWAP on such day.

Upside Participation Rate:	65.00%

Downside Participation Rate:	87.33624%

Adjusted Share Price:***

The Adjusted Share Price of the Reference Asset on any Scheduled Trading Day is the sum of:

a)      the Share Price of the Reference Asset on such Scheduled Trading Day; and

b)      its Dividend Adjustment Amount on such Scheduled Trading Day

Dividend Adjustment Amount:***	As of any Scheduled Trading Day, the difference between the Actual Aggregate Adjusted Dividend and the Expected Aggregate Adjusted Dividend, in each case as of such Scheduled Trading Day, which difference may be positive or zero.

Actual Aggregate Adjusted Dividend:***

With respect to any Scheduled Trading Day, an amount calculated as follows:

a)      if ex-dividend dates occur with within the period from, but excluding, the Initial Valuation Date to, and including, such Scheduled Trading Day, the Actual Aggregate Adjusted Dividend shall be the sum of Adjusted Dividends corresponding to all such ex-dividend dates per share of the Reference Asset; and

b)      if no ex-dividend dates occur within the period from, but excluding, the Initial Valuation Date to, and including, such Scheduled Trading Day, the Actual Aggregate Adjusted Dividend shall be zero.

Expected Aggregate Adjusted Dividend:***	With respect to any Scheduled Trading Day within the period from, but excluding, the Initial Valuation Date to, and including, such Scheduled Trading Day, zero.

Adjusted Dividends:	In respect of an amount of a cash dividend declared per share, 100% of the amount of such declared dividend.

Physical Settlement at the Option of the Issuer:

If Barclays Bank PLC elects to exercise its physical settlement option, you will receive on the Maturity Date a number of shares of the Reference Asset equal to:

a)      the total cash value of the payment due on your Notes at maturity; divided by

b)      the Share Price of the Reference Asset on the Final Valuation Date.

Any fractional shares will be paid in cash based on the Share Price on the Final Valuation Date.

Scheduled Trading Day:	The term “Scheduled Trading Day”, as used in this pricing supplement, has the meaning set forth under ““Reference Assets—Equity Securities—Market Disruption Events Relating to Securities with an Equity Security as the Reference Asset” in the accompanying prospectus supplement.

Calculation Agent:	Barclays Bank PLC

Day Count Convention:	30/360

Business Day Convention:	Following; Unadjusted

Business Days:	New York and London

CUSIP/ISIN:	06740D673/ US06740D6739

*	Subject to postponement in the event of a Market Disruption Event, as described under “Selected Purchase Considerations—Market Disruption Events” in this pricing supplement.
**	If such day is not a Business Day, payment will be made on the immediately following Business Day with the same force and effect as if made on the specified date. No interest will accrue as a result of delayed payment.
***	Subject to adjustment as described under “Selected Purchase Considerations—Adjustments to the Reference Asset, the Multiplier or Other Terms of the Notes” in this pricing supplement.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated July 19, 2013, as supplemented by the prospectus supplement dated July 19, 2013 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated July 19, 2013

http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

•	Prospectus Supplement dated July 19, 2013

http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

ADDITIONAL INFORMATION REGARDING OUR ESTIMATED VALUE OF THE NOTES

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the Initial Valuation Date is based on our internal funding rates. Our estimated value of the Notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the notes on the Initial Valuation Date is less than the initial issue price of the Notes. The difference between the initial issue price of the Notes and our estimated value of the Notes results from several factors, including any sales commissions paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

Our estimated value on the Initial Valuation Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Initial Valuation Date for a temporary period expected to be approximately three months after the initial issue date of the Notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Considerations” beginning on page PS-10 of this pricing supplement.

HYPOTHETICAL PAYMENTS AT MATURITY ASSUMING A RANGE OF PERFORMANCE FOR THE REFERENCE ASSET

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $51.61 principal amount Note to $51.61. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis. The examples in the following table do not take into account any tax consequences from investing in the Notes and they make the following key assumptions:

•	Initial Value: $51.61

•	Lower Strike Price: $42.57825, which is 82.50% of the Initial Value

•	Middle Strike Price: $59.09345, which is 114.50% of the Initial Value

•	Upper Strike Price: $63.86738, which is 123.75% of the Initial Value

•	Interest Rate: 8.00% per annum

•	Upside Participation Rate: 65.00%

•	Downside Participation Rate: 87.33624%

•	Multiplier: 1.0

•	The term of the Notes is from the Issue Date to the Maturity Date, and you hold your Notes to maturity.

•	Dividend Adjustment Amount: Zero, with respect to each Scheduled Trading Day during the term of the Notes

•	We have NOT elected to exercise our physical settlement option at maturity

Settlement Value	Percentage Change from Initial Value to Settlement Value	Payment at Maturity (per Note)*	Total Return on the Notes**	Return on a Direct Investment in the Reference Asset***
$77.41500	50.00%	$60.41596	25.04%	50.00%
$72.25400	40.00%	$57.06131	18.54%	40.00%
$67.09300	30.00%	$53.70666	12.04%	30.00%
$63.86738	23.75%	$51.61000	7.98%	23.75%
$61.93200	20.00%	$51.61000	7.98%	20.00%
$59.09345	14.50%	$51.61000	7.98%	14.50%
$56.77100	10.00%	$49.58166	4.05%	10.00%
$54.19050	5.00%	$47.32795	-0.32%	5.00%
$51.61000	0.00%	$45.07423	-4.69%	0.00%
$49.02950	-5.00%	$42.82052	-9.05%	-5.00%
$46.44900	-10.00%	$40.56681	-13.42%	-10.00%
$42.57825	-17.50%	$37.18624	-19.97%	-17.50%
$41.28800	-20.00%	$37.18624	-19.97%	-20.00%
$36.12700	-30.00%	$37.18624	-19.97%	-30.00%
$30.96600	-40.00%	$37.18624	-19.97%	-40.00%
$25.80500	-50.00%	$37.18624	-19.97%	-50.00%
$20.64400	-60.00%	$37.18624	-19.97%	-60.00%
$15.48300	-70.00%	$37.18624	-19.97%	-70.00%
$10.32200	-80.00%	$37.18624	-19.97%	-80.00%
$5.16100	-90.00%	$37.18624	-19.97%	-90.00%
$0.00000	-100.00%	$37.18624	-19.97%	-100.00%

*	Excluding the final interest payment on the Notes.
**	Includes interest paid on the Notes from the Issue Date to the Maturity Date.
***	The total returns on a direct investment in the Reference Asset represent the performance of the Reference Asset from the Initial Value to the Settlement Value, and assumes that an investor in shares of the Reference Asset did not receive any Adjusted Dividend payments on such shares. Because the Settlement Value will be based on the VWAP on the Final Valuation Date, rather than the closing price per share on such date, the returns shown in this column may not represent the returns that would have been earned by an investor that purchased shares of the Reference Asset at the Initial Value and sold such shares at the closing price of the Reference Asset on the Final Valuation Date.

The following examples illustrate how the payments at maturity set forth in the table on the previous page are calculated:

Example 1: The Reference Asset increases from an Initial Value of $51.61 to a Settlement Value of $67.09300.

Because the Settlement Value is greater than the Upper Strike Price, the investor receives a payment at maturity of $53.70666 per $51.61 principal amount Note that they hold, calculated as follows:

$51.61 + [(Settlement Value – Upper Strike Price) × Upside Participation Rate]

$51.61 + [($67.09300 - $63.86738) × 65.00%] = $53.70666

If Barclays Bank PLC were to elect its physical settlement option, you would receive on Maturity Date a number of shares of the Reference Asset equal to (a) the total cash value of the payment due on your Notes at maturity, divided by (b) the Share Price of the Reference Asset on the Final Valuation Date, with any fractional shares being paid in cash.

If you held one Note, you would not receive any shares of the Reference Asset on the Maturity Date because the total payment on your Notes is less than the Share Price of the Reference Asset on the Final Valuation Date. You would receive a cash payment as calculated above.

To the extent that you hold more than one Note, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per note, basis. For example, if you held 716,920 Notes, you would receive on the Maturity Date in total 573,880 shares of the Reference Asset plus $45.16 in cash, together with any accrued but unpaid interest payments.

Example 2: The Reference Asset increases from an Initial Value of $51.61 to a Settlement Value of $61.93200.

Because the Settlement Value is equal to or greater than the Middle Strike Price but less than the Upper Strike Price, the investor receives a payment at maturity of $51.61 per $51.61 principal amount Note that they hold.

If Barclays Bank PLC were to elect its physical settlement option, you would receive on Maturity Date a number of shares of the Reference Asset equal to (a) the total cash value of the payment due on your Notes at maturity, divided by (b) the Share Price of the Reference Asset on the Final Valuation Date, with any fractional shares being paid in cash.

If you held one Note, you would not receive any shares of the Reference Asset on the Maturity Date because the total payment on your Notes is less than the Share Price of the Reference Asset on the Final Valuation Date. You would receive a cash payment as calculated above.

To the extent that you hold more than one Note, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per note, basis. For example, if you held 716,920 Notes, you would receive on the Maturity Date in total 597,433 shares of the Reference Asset plus $20.64 in cash, together with any accrued but unpaid interest payments.

Example 3: The Reference Asset increases from an Initial Value of $51.61 to a Settlement Value of $54.19050.

Because the Settlement Value is equal to or greater than the Lower Strike Price but less than the Middle Strike Price, the investor receives a payment at maturity of $47.32795 per $51.61 principal amount Note that they hold, calculated as follows:

[Settlement Value × Downside Participation Rate]

[$54.19050 × 87.33624%] = $47.32795

If you held one Note, you would not receive any shares of the Reference Asset on the Maturity Date because the total payment on your Notes is less than the Share Price of the Reference Asset on the Final Valuation Date. You would receive a cash payment as calculated above.

To the extent that you hold more than one Note, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per note, basis. For example, if you held 716,920 Notes, you would receive on the Maturity Date in total 626,130 shares of the Reference Asset plus $52.66 in cash, together with any accrued but unpaid interest payments.

Example 4: The Settlement Value is equal to the Initial Value of $51.61.

Because the Settlement Value is equal to or greater than the Lower Strike Price but less than the Middle Strike Price, the investor receives a payment at maturity of $45.07423 per $51.61 principal amount Note that they hold, calculated as follows:

[Settlement Value × Downside Participation Rate]

[$51.61000 × 87.33624%] = $45.07423

If you held one Note, you would not receive any shares of the Reference Asset on the Maturity Date because the total payment on your Notes is less than the Share Price of the Reference Asset on the Final Valuation Date. You would receive a cash payment as calculated above.

To the extent that you hold more than one Note, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per note, basis. For example, if you held 716,920 Notes, you would receive on the Maturity Date in total 626,130 shares of the Reference Asset plus $50.16 in cash, together with any accrued but unpaid interest payments.

Example 5: The Reference Asset decreases from an Initial Value of $51.61 to a Settlement Value of $46.44900.

Because the Settlement Value is equal to or greater than the Lower Strike Price but less than the Middle Strike Price, the investor receives a payment at maturity of $40.56681 per $51.61 principal amount Note that they hold, calculated as follows:

[Settlement Value × Downside Participation Rate]

[$46.44900 × 87.33624%] = $40.56681

If you held one Note, you would not receive any shares of the Reference Asset on the Maturity Date because the total payment on your Notes is less than the Share Price of the Reference Asset on the Final Valuation Date. You would receive a cash payment as calculated above.

To the extent that you hold more than one Note, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per note, basis. For example, if you held 716,920 Notes, you would receive on the Maturity Date in total 626,130 shares of the Reference Asset plus $45.14 in cash, together with any accrued but unpaid interest payments.

Example 6: The Reference Asset decreases from an Initial Value of $51.61 to a Settlement Value of $36.12700.

Because the Settlement Value is less than the Lower Strike Price, the investor receives a payment at maturity of $37.18624 per $51.61 principal amount Note that they hold, calculated as follows:

[Lower Strike Price × Downside Participation Rate]

[$42.57825 × 87.33624%] = $37.18624

If you held one Note, you would not receive any shares of the Reference Asset on the Maturity Date because the total payment on your Notes is less than the Share Price of the Reference Asset on the Final Valuation Date. You would receive a cash payment as calculated above.

To the extent that you hold more than one Note, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per note, basis. For example, if you held 716,920 Notes, you would receive on the Maturity Date in 737,940 shares of the Reference Asset plus $2.67 in cash, together with any accrued but unpaid interest payments.

SELECTED PURCHASE CONSIDERATIONS

•	Market Disruption Events—The Final Valuation Date, the Maturity Date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•	For a description of what constitutes a Market Disruption Event with respect to the Reference Asset as well as the consequences of that Market Disruption Event, see “Reference Assets—Equity Securities—Market Disruption Events Relating to Securities with an Equity Security as the Reference Asset”; and

•	For a description of further adjustments that may affect the Reference Asset, see “Reference Assets—Equity Securities—Share Adjustments Relating to Securities with an Equity Security as the Reference Asset”.

Notwithstanding anything to the contrary in the accompanying prospectus supplement, the Final Valuation Date may be postponed by up to five Scheduled Trading Days due to the occurrence or continuance of a Market Disruption Event on such date.

•	Adjustments to the Reference Asset, the Multiplier or Other Terms of the Notes—The Multiplier or any other terms of the Notes may be subject to adjustment under various circumstances. For a description of adjustments that may affect the Reference Asset and the terms of the Notes, including the Multiplier, see “Reference Assets—Equity Securities—Share Adjustments Relating to Securities with an Equity Security as the Reference Asset” in the accompanying prospectus supplement.

•	Interest Payments on the Notes—The Notes will bear interest from the Issue Date at the Interest Rate specified on the front cover of this pricing supplement. The interest paid will include interest accrued from the Issue Date or the prior Interest Payment Date, as the case may be, to, but excluding, the relevant Interest Payment Date or Maturity Date. No interest will accrue and be payable on your Notes after the scheduled Maturity Date if such Maturity Date is postponed by virtue of a postponement of the Final Valuation Date or otherwise. A “business day” is any day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which the banking institutions in New York City or London, generally, are authorized or obligated by law, regulation or executive order to close. See “Interest Mechanics” in the accompanying prospectus supplement for more information.

•	Material U.S. Federal Income Tax Considerations—The material tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, if you did not purchase your Notes in the initial issuance of the Notes). In addition, this discussion does not apply to you if you purchase your Notes for less than the principal amount of the Notes.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW YOUR NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES ARE UNCERTAIN. ACCORDINGLY, WE URGE YOU TO CONSULT YOUR TAX ADVISOR AS TO THE TAX CONSEQUENCES OF INVESTING IN THE NOTES.

The following section is the opinion of our special tax counsel, Sullivan & Cromwell LLP, and it assumes that the description of the terms of the Notes in this pricing supplement is materially correct. The Notes should be treated as a short-term contingent debt instrument for U.S. federal income tax purposes and, except as otherwise noted, the discussion below assumes the Notes will be treated as such. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a short-term contingent debt instrument.

Treatment of Interest. It is likely, and Barclays intends to take the position, that the interest payments on the Notes will be taxed as ordinary interest income in accordance with your regular method of accounting for U.S. federal income tax purposes. However, cash-basis taxpayers may elect to currently accrue interest in respect of the Notes. You should consult your tax advisor about the tax consequences of making this election, which would, if made, apply to all short-term obligations you acquire on or after the first day of the first taxable year to which the election applies. If you are a cash-basis taxpayer and do not make the election described above, you may be required to defer deductions for any interest paid on indebtedness incurred or continued to purchase or carry the Notes until an offsetting amount of interest in respect of the Notes is included in your income. While it is not entirely clear how the interest payments should be treated, under the approach set out above, you will treat the interest payments as ordinary income even though you may recognize short-term capital loss in respect of your Notes. Any character mismatch arising from your inclusion of ordinary income and short-term capital loss (if any) upon the sale or maturity of your Notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations. You should consult your tax advisor about the possible characterizations of the interest payments and the potential impact of the interest deduction deferral rules.

Payment Upon Maturity. Upon the maturity of your Notes, you should recognize ordinary income or short-term capital loss in an amount equal to the difference between the amount you receive with respect to your Notes at such time (excluding amounts attributable to interest payments) and your adjusted tax basis in your Notes. If you receive shares of the Reference Asset upon the maturity of your Notes, you will be deemed to receive a final payment on the Notes equal to the then fair market value of the shares you receive, plus the amount of cash (if any) received in lieu of fractional shares. Your tax basis in such shares will equal the then-current fair market value of such shares. Your holding period for such shares will begin on the day following the Maturity Date.

Sale or Exchange. Upon the sale or exchange of your Notes, it would be reasonable for you to recognize short-term capital gain or loss in an amount equal to the difference between the amount received by you upon such sale or exchange and your tax basis in your Notes, except that you should treat amounts received by you that are attributable to interest payments as ordinary income. However, if you sell or exchange your Notes between the Final Valuation Date and the Maturity Date, it would be reasonable for you to treat any gain that you recognize as ordinary income. The deductibility of capital losses is subject to limitations.

Alternative Treatments. As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect. Other alternative treatments for your Notes may also be possible under current law. For example, it is possible that the Notes could be characterized as a prepaid income-bearing derivative contract with respect to the Reference Asset.

Non-U.S. Holders. Barclays currently does not withhold on payments treated as interest to non-U.S. holders in respect of instruments such as the Notes. However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on any payments treated as interest at a 30% rate, unless you have provided to Barclays an appropriate and valid Internal Revenue Service Form W-8. In addition, non-U.S. holders will be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding” in the accompanying prospectus supplement.

The following replaces the discussion of Section 871(m) of the Internal Revenue Code in the accompanying prospectus supplement under “Certain U.S. Federal Income Tax Considerations—Tax Treatment of Non-U.S. Holders.” Under recently proposed regulations, non-U.S. holders will not be subject to the Section 871(m) withholding tax described in the accompanying prospectus supplement under “Certain U.S. Federal Income Tax Considerations—Tax Treatment of Non-U.S. Holders” on payments made prior to January 1, 2016; accordingly, holders of the Notes will not be subject to this tax

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Asset. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”;

•	“Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”;

•	“Risk Factors—Additional Risks Relating to Notes with a Barrier Percentage or a Barrier Level”; and

•	“Risk Factors—Additional Risks Relating to Securities Which Contain a Multiplier”.

In addition to the risks described above, you should consider the following:

•	Your Investment in the Notes May Result in a Loss—The Notes do not guarantee the full return of your principal at maturity. You will not receive any positive return on your Notes (other than the interest payments on the Notes) unless the Settlement Value is at least 123.75% of the Initial Value. You will lose a portion of the principal amount of your Notes if the Settlement Value is less than the Middle Strike Price. In addition, your payment at maturity will be limited to $37.18624 per $51.61 principal amount Note (which is approximately 72.05% of the principal amount of the Notes) if the Settlement Value is less than or equal to the Lower Strike Price.

Furthermore, if we elect to exercise our physical settlement option, the market value of the shares of the Reference Asset that you receive may be less than the amount of cash that you would have received had we not elected to exercise such option and may be substantially less than the value of your original investment.

Any payment on the Notes, including any principal protection feature, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this pricing supplement.

•	Even if the Settlement Value Exceeds the Upper Strike Price, Your Participation in Such Excess will be Limited by the Upside Participation Rate—As noted above, you will not receive more than the principal amount of your Notes at maturity unless the Settlement Value exceeds the Upper Strike Price. If the Settlement Value does exceed the Upper Strike Price, your ability to participate in the full excess thereof will be limited by the Upside Participation Rate. In other words, you will participate in only 65.00% of the appreciation in the Settlement Value in excess of the Upper Strike Price.

•	Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•	Single Equity Risk—The price of the Reference Asset can rise or fall sharply due to factors specific to the Reference Asset and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. We urge you to review financial and other information filed periodically with the SEC by the issuer of the Reference Asset. We have not undertaken any independent review or due diligence of the issuer’s SEC filings or of any other publicly available information regarding the issuer.

•	Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•	The Estimated Value of Your Notes is Lower Than the Initial Issue Price of Your Notes. The estimated value of your Notes on the Initial Valuation Date is lower than the initial issue price of your Notes. The difference between the initial issue price of your Notes and the estimated value of the Notes is a result of certain factors, such as any sales commissions paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

•	The Estimated Value of Your Notes Might be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market. The estimated value of your Notes on the Initial Valuation Date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated value referenced above might be lower if such estimated value was based on the levels at which our benchmark debt securities trade in the secondary market.

•	The Estimated Value of the Notes is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions. The estimated value of your Notes on the Initial Valuation Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of Notes in the secondary market. As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•	The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Initial Issue Price of Your Notes and Maybe Lower Than the Estimated Value of Your Notes. The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes. As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

•	The Temporary Price at Which We May Initially Buy The Notes in the Secondary Market And the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements At All, May Not Be Indicative of Future Prices of Your Notes. Assuming that all relevant factors remain constant after the Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Initial Valuation Date, as well as the secondary market value of the Notes, for a temporary period after the initial issue date of the Notes. The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•	We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest. We and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation. Additionally, the role played by Barclays Capital Inc., as a dealer in the Notes, could present it with significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as an incentive to sell these Notes instead of other investments. We may pay dealer compensation to any of our affiliates acting as agents or dealers in connection with the distribution of the Notes. Furthermore, we and our affiliates make markets in and trade various financial instruments or products for their own accounts and for the account of their clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, instruments or assets that may serve as the underliers, basket underliers or constituents of the underliers of the Notes. Such market making, trading activities, other investment banking and financial services may negatively impact the value of the Notes. Furthermore, in any such market making, trading activities, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities

•	Additional Conflicts of Interest—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•	Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the price of the Reference Asset on any day and the factors set forth above, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Reference Asset;

•	the time to maturity of the Notes;

•	the dividend rate on the Reference Asset;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events;

•	supply and demand for the Notes; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

INFORMATION REGARDING THE REFERENCE ASSET

According to publicly available information, Twitter, Inc. (the “Company”) provides online social networking and microblogging service. The Company offers users the ability to follow other users’ activity and to read and post short text messages (called “tweets”). The Company’s common stock is listed on the New York Stock Exchange under the ticker symbol “TWTR”.

You are urged to read the following section in the accompanying prospectus supplement: “Reference Assets—Equity Securities—Reference Asset Issuer and Reference Asset Information”. Companies with securities registered under the Securities Exchange Act of 1934, as amended, which is commonly referred to as the “Exchange Act”, and the Investment Company Act of 1940, as amended, which is commonly referred to as the “’40 Act”, are required to periodically file certain financial and other information specified by the SEC. Information filed by the Company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-36164, or its CIK Code: 0001418091.

The summary information above regarding the company issuing the Reference Asset comes from the issuer’s SEC filings. You are urged to refer to the SEC filings made by the issuer and to other publicly available information (such as the issuer’s annual report) to obtain an understanding of the issuer’s business and financial prospects. The summary information contained above is not designed to be, and should not be interpreted as, an effort to present information regarding the financial prospects of any issuer or any trends, events or other factors that may have a positive or negative influence on those prospects or as an endorsement of any particular issuer.

Information from outside sources is not incorporated by reference in, and should not be considered part of, this pricing supplement or any accompanying prospectus or prospectus supplement. We have not undertaken any independent review or due diligence of the Company’s SEC filings or of any other publicly available information regarding the Company.

Historical Performance of the Reference Asset

The following table sets forth the high and low daily closing prices, as well as end-of-quarter closing prices, of the Reference Asset during the periods indicated below. These historical trading prices may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits.

Quarter/Period Ending	Quarterly High ($)	Quarterly Low ($)	Quarterly Close ($)
December 31, 2013*	73.71	26.00	63.65
March 31, 2014	69.00	44.43	46.67
June 30, 2014	46.98	30.50	40.97
September 30, 2014	53.00	36.87	51.58
December 31, 2014	55.42	35.13	35.87
January 12, 2015**	40.17	36.38	39.37

*	For the period beginning on November 6, 2013 (the day on which the Company’s common stock began trading on the New York Stock Exchange and ending on December 31, 2013.
**	For the period commencing January 1, 2015 and ending on January 12, 2015

The following graph sets forth the historical performance of the Reference Asset based on daily closing prices from November 6, 2013 through January 12, 2015. The closing price of one share of the Reference Asset on January 12, 2015 was $39.37.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

You should not take the historical prices of the Reference Asset as an indication of the future performance of the Reference Asset. The price of the Reference Asset has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the price of the Reference Asset during any period shown above is not an indication that the price of the Reference Asset is more or less likely to increase or decrease at any time during the life of the Notes.

Neither we nor any of our affiliates make any representation to you as to the performance of the Reference Asset. The actual performance of the Reference Asset over the life of the Notes, as well as the payment at maturity, may bear little relation to the historical prices shown above.

We obtained the historical trading price information set forth above from Bloomberg, L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg, L.P.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement. The Agent commits to take and pay for all of the Notes, if any are taken.

Delivery of the Notes that were priced for sale on January 12, 2015 is expected to be made against payment for the Notes on January 20, 2015, as set forth on the cover of this pricing supplement, which is the fifth business day following the date on which such Notes were priced for sale to the public (that is, the notes will have a settlement cycle referred to as “T+5”). For a description of considerations in connection with securities that are issued on a day later than the third business day following the date on which they are priced for sale, please see “Plan of Distribution” in the accompanying prospectus supplement.